1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒                Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No. 123, Sec. 3, Da Fong Rd., Tantzu, Taichung, Taiwan 42749 www.spil.com.tw	Eva Chen, VP of Finance Div. SPILIR@spil.com.tw +886-4-25341525#1536 Byron Chiang, Spokesperson Spokesperson@spil.com.tw +886-3-5795678#3676

It Is Approved By TWSE That The Shares of

ASE Industrial Holding Co., Ltd. Will Be Listed On April 30, 2018

And Shares of SPIL Will Be Delisted On The Same Day

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2018/3/27

March 27, 2018 — Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) announces that it is approved by TWSE that the shares of ASE Industrial Holding Co., Ltd. (“ASE Holding”) will be listed on April 30, 2018 and shares of SPIL will be delisted on the same day.

The Company’s extraordinary general meeting of shareholders on February 12, 2018 has passed the resolution to establish ASE Holding through the statutory share exchange with Advanced Semiconductor Engineering, Inc. (“ASE”) to acquire 100% of shares of the Company and ASE, respectively.

The Company has applied with the Taiwan Stock Exchange for delisting the shares of ASE and SPIL on April 30, 2018 and listing shares of ASE Holding on the same day. The Taiwan Stock Exchange has approved such application on March 26, 2018 (through the letter Tai-Cheng-Shang-Yi-Zi-no. 10700042861). ASE Holding will be categorized to “semiconductor industry” under Taiwan Stock Exchange’s categories of industries of listed companies and the ASE Holding’s stock code will be “3711”.

The relevant timetables for delisting of the shares of SPIL are set as follows:

1.	Final trading date:

(1)	Common Shares: April 17, 2018

(2)	American Depositary Shares: April 17, 2018 (New York time)

2.	Stop trading period: April 18 to April 30, 2018

3.	Delisting date: April 30, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: March 27, 2018	By: /s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer